SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. _)

                    HONDO OIL & GAS COMPANY
                        (Name of Issuer)

                   Common Stock, $1 par value
                 (Title of class of securities)

                          438138-10-9
                         (CUSIP Number)

                  Rudolph H. Funke, Secretary
                          Lonrho, Inc.
                        805 Third Avenue
                   New York, New York 10022
   (Person Authorized to Receive Notices and Communications)

                        October 3, 1994
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [    ]

Check the following box if a fee is being paid with the statement [X]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

CUSIP No. 438138-10-9

CONTROL GROUP MEMBER I


Response to Question   1:   Lonrho Plc
Response to Question   2:   (b)
Response to Question   3:   SEC USE ONLY
Response to Question   4:   BK
Response to Question   5:   N/A
Response to Question   6:   Great Britain
Response to Question   7:   10,150,200    (As a result of rights
                                          under a Pledge
                                          Agreement; otherwise
                                          such power would be
                                          deemed shared)
Response to Question   8:   0
Response to Question   9:   10,150,200    (As a result of rights
                                          under a Pledge
                                          Agreement; otherwise
                                          such power would be
                                          deemed shared)
Response to Question 10:    0
Response to Question 11:    10,150,200
Response to Question 12:    N/A
Response to Question 13:    78.0%
Response to Question 14:    CO

CUSIP No. 438138-10-9

CONTROL GROUP MEMBER II



Response to Question  1:    Lonrho, Inc.
Response to Question  2:    (b)
Response to Question  3:    SEC USE ONLY
Response to Question  4:    AF, WC
Response to Question  5:    N/A
Response to Question  6:    Delaware
Response to Question  7:    0
Response to Question  8:    10,150,200
Response to Question  9:    0
Response to Question 10:    10,150,200
Response to Question 11:    10,150,200
Response to Question 12:    N/A
Response to Question 13:    78.0%
Response to Question 14:    CO

CUSIP No. 438138-10-9

CONTROL GROUP MEMBER III



Response to Question  1:    Scottsdale Princess, Inc.
Response to Question  2:    (b)
Response to Question  3:    SEC USE ONLY
Response to Question  4:    WC
Response to Question  5:    N/A
Response to Question  6:    Delaware
Response to Question  7:    0
Response to Question  8:    10,150,200
Response to Question  9:    0
Response to Question 10:    10,150,200
Response to Question 11:    10,150,200
Response to Question 12:    N/A
Response to Question 13:    78.0%
Response to Question 14:    CO

                          INTRODUCTION

     This statement is being filed jointly by Lonrho Plc, Lonrho, Inc. and Scottsdale Princess, Inc. (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company to which this statement pertains. Lonrho Plc is the parent of each of Lonrho, Inc. and Scottsdale Princess, Inc.

     Lonrho Plc and Lonrho, Inc. have heretofore filed a joint statement (and amendments thereto) on Schedule 13D with The Hondo Company and Mr. Robert O. Anderson. The Reporting Persons have determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. The information contained herein with respect to The Hondo Company and Mr. Anderson and members of his family are to the best knowledge and belief of the Reporting Persons. Reference should be made to the separate filings on Schedule 13D made or which may be made by The Hondo Company and Mr. Anderson (including any amendments thereto filed or which they may file) for information concerning them.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $1 per share (the "Common Stock"), of Hondo Oil & Gas Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 401 East College Boulevard, Roswell, New Mexico 88201.

Item 2.  Identity and Background.

     This statement is being filed by (a) Lonrho Plc, a corporation organized under the laws of England, the principal business office of which is located at Cheapside House, 138 Cheapside, London, England EC2V 6BL, (b) Lonrho, Inc., a Delaware corporation, the principal business office of which is located at 805 Third Avenue, New York, New York 10022 and (c) Scottsdale Princess, Inc., a Delaware corporation, the principal business office of which is located at 7575 East Princess Drive, Scottsdale, Arizona 85255 ("Scottsdale"). Lonrho Plc, Lonrho, Inc. and Scottsdale are referred to herein collectively as the "Reporting Persons."

     Lonrho Plc is a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing, freight forwarding and warehousing, printing and publishing and the ownership and management of property and hotels.

     Lonrho, Inc., an indirect, wholly-owned subsidiary of Lonrho Plc, is a holding company for the shares of Hondo
Company.

     Scottsdale, an indirect, wholly-owned subsidiary of Lonrho
Plc, is a holding company for a hotel interest.

     The beneficial ownership of the Reporting Persons of shares of Common Stock of the Issuer is derived from the ownership by Lonrho, Inc. of certain, and an option held by Scottsdale to acquire additional, outstanding shares of The Hondo Company ("Hondo Company"), the record owner of the shares of the Issuer's Common Stock which is the subject of this statement, as well as the acquisition of a pledge of such shares of the Issuer.

     As a result of a Shareholders' Agreement dated October 17, 1986 by and among Lonrho, Inc., Hondo Company and Robert O. Anderson, Robert B. Anderson, W. Phelps Anderson, the remaining shareholders of Hondo Company (collectively, the "Anderson Family) dealing with the disposition and voting of shares of capital stock of Hondo Company, the Reporting Persons, Hondo Company and the Anderson Family may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), although the Reporting Persons disclaim the existence of such a group.

     Information contained in this statement with respect to Hondo Company and the Anderson Family is provided in the event such group is deemed to exist and is to the best knowledge and belief of the Reporting Persons.

     Hondo Company is a New Mexico corporation, whose principal business office is located at 410 East College Boulevard, Roswell, New Mexico 88201. The principal business of Hondo Company is a holding company for the shares of the Issuer.

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons and, to the best knowledge and belief of the Reporting Persons, each executive officer and director of Hondo Company and each member of the Anderson Family, are set forth in Appendix A hereto, and incorporated herein by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or other Consideration.

     (a)  The shares of Common Stock in which the Reporting
Persons are deemed to have beneficial ownership are owned of record by Hondo Company, having been acquired by Hondo Company as follows:

          (i) Pursuant to an Exchange Agreement dated as of October 28, 1987 among Hondo Company, Hondo Oil & Gas (a wholly-owned subsidiary of Hondo Company) and the Issuer (then known as Pauley Petroleum Inc.), on January 19, 1988, the Issuer issued 10,000,000 shares of Common Stock to Hondo Company in exchange for Hondo Company's transfer to the Issuer of all of the outstanding stock of Hondo Oil & Gas.

          (ii) In addition, on January 19, 1988, Hondo Company purchased 350,000 shares of Common Stock at $20.00 per share (or an aggregate of $7,000,000) from William R. Pagen under a Stock Purchase and Option Agreement dated as of December 14, 1987 executed by Mr. Pagen on January 19, 1988. The Stock Purchase and Option Agreement also granted Hondo Company an option to purchase up to an additional 120,000 shares of Common Stock from Mr. Pagen, which option expired unexercised on January 19, 1988.

          (iii) During the period from December 21, 1987 through January 8, 1988, Hondo Company purchased an aggregate of 121,000 shares of Common Stock in open market transactions at prices ranging from $14.50 to $18.00 (or an aggregate of approximately $2,083,000).

          Since September 14, 1992, Hondo Company has sold an aggregate of 320,800 shares of the Issuer's Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended, and under a Registration Statement filed under such Act by the Issuer on behalf of Hondo Company.

          Funds used by Hondo Company for the purchases of the Issuer's Common Stock from Mr. Pagen and on the open market were borrowed from Union Bank under a Revolving Credit Agreement dated January 12, 1988 (which, as amended to date, is hereinafter referred to as the "Revolving Credit Agreement").

     (b) On October 3, 1994, Lonrho Plc purchased from Union Bank for $40,000,000, and received an assignment of, all of Union Bank's rights and obligations under the Revolving Credit Agreement, the related Promissory Note issued by Hondo Company thereunder (the "Note"), the Pledge Agreement dated July 24, 1990 between Hondo Company and the Bank (the "Pledge Agreement") and the guarantees of Lonrho Plc and Mr. Anderson of Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement. The Pledge Agreement secured Hondo Company's obligations under the Revolving Credit Agreement by a pledge of all shares of Common Stock of the Issuer then or thereafter owned by Hondo Company, the Note and the Pledge Agreement. Lonrho Plc obtained the funds used to consummate the purchase from borrowings under available lines of credit from Lloyd's Bank.

     The Revolving Credit Agreement entitled Hondo Company to borrow up to $55,000,000 but required it to limit the aggregate unpaid principal amount of loans to be outstanding from October 1, 1992 until September 30, 1993 to $50,000,000 and thereafter until September 30, 1994 to $40,000,000, at which time the remaining unpaid principal balance was to be repaid in full. The Revolving Credit Agreement provides for interest at Union Bank's "Reference Rate" plus 1-1/4% through March 31, 1991, 1-3/4% thereafter through September 30, 1993 and 3% thereafter through September 30, 1994. During any period that the loans are not paid when due, the outstanding principal balance under the Revolving Credit Agreement bears interest at Union's Bank's Reference Rate plus 5-1/4% per annum.

     Under the Revolving Credit Agreement Lonrho Plc will be entitled to, among other things, declare all or a portion of the outstanding loans and other amounts payable thereunder to become due and payable.

     Lonrho Plc reserves the right to declare an "Event of Default" and to exercise its rights and remedies provided under the Pledge Agreement, including selling the pledged shares from time to time and applying proceeds received therefrom to the payment of all obligations of Hondo Company under the Revolving Credit Agreement, Note and Pledge Agreement, inclusive of principal, interest, fees and expenses. Any surplus cash proceeds and any shares not sold after the repayment of such amounts will revert to Hondo Company. In this regard, Lonrho Plc intends to request the Issuer to file a registration statement (or amend or supplement the registration statement heretofore filed on behalf of Hondo Company which covered certain of the pledged shares) under the Securities Act of 1933, as amended, to enable Lonrho Plc. to sell pledged shares. The effect of any such sale will be to reduce the number of shares of Common Stock owned directly by Hondo Company and, through

Hondo Company, indirectly by the Reporting Persons and the Anderson Family.

Item 4.   Purpose of Transaction.

     The purpose of the acquisition of the shares of Common
Stock by Hondo Company in 1988 was to acquire control of the Issuer.

     No Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including the acquisition by Lonrho Plc of shares in satisfaction of some or all of Hondo Company's obligations under the Revolving Credit Agreement and additional shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to Lonrho Plc as described in the Item 6) or the disposition of securities of the Issuer (except that, as discussed in Item 3, Lonrho Plc reserves the right to sell shares pledged to it under the Pledge Agreement in order to cause the obligations of Hondo Company to it under the Revolving Credit Agreement, Note and Pledge Agreement to be reduced or paid in full, and possible dispositions by Hondo Company under a Registation Statement filed under the Securities Act of 1933, as amended, by the Issuer covering sales of certain of such shares), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although Lonrho Plc reserves the right to enforce the rights granted to it by the Issuer under certain mortgages securing certain loans discussed in Item 6), (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above."

Item 5.   Interest in Securities of the Issuer.

     Each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, of 10,150,200 shares of Common Stock of the Issuer (the "Shares") representing, based on the 13,006,892 shares of Common Stock which were issued and outstanding on August 9, 1994 as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, approximately 78.0% of the outstanding shares of the Issuer's Common Stock.

     As a default exists under the Revolving Credit Agreement, the Pledge Agreement affords Lonrho Plc, as pledgee of the Shares, the sole power to vote the Shares (and apply any dividends received on the Shares to the obligations owed by Hondo Company under the Revolving Credit Agreement, the Note and the Pledge Agreement) and, if the outstanding loans under the Revolving Credit Agreement are not paid, the sole right to dispose or direct the disposition of such number of the Shares as is necessary to pay all amounts due it under the Revolving Credit Agreement, the Note and the Pledge Agreement.

     Lonrho, Inc., by virtue of its ownership interest in Hondo Company and the Shareholders' Agreement to which the shareholders of Hondo Company are a party (and Scottsdale by virtue of the Option Agreement discussed below), may be deemed to share the right to direct the voting and share the right to direct the disposition of the Shares with the Anderson Family and Hondo Company (subject to the rights of Lonrho Plc under the Pledge Agreement).

     The shareholders of Hondo Company and their approximate respective percentages of Hondo Company as of September 30, 1994 are set forth below:

                                        Percentage of
                                        Hondo Company
     Hondo Company Shareholders         Common Stock

          Robert O. Anderson               40%
          Robert B. Anderson                5%
          W. Phelps Anderson                5%
          Lonrho, Inc.                     50%

     Lonrho, Inc., the Anderson Family and Hondo Company are parties to a Shareholders' Agreement dated October 17, 1986 (the "Shareholders' Agreement") covering all of the outstanding shares of capital stock of Hondo Company relating to the rights of the shareholders of Hondo Company to vote and dispose of the shares of Hondo Company owned by them. The Shareholders' Agreement does not directly relate to the Shares. Among other things, the Shareholders' Agreement provides that the Anderson Family, on the one hand, and Lonrho, Inc., on the other hand, shall each vote for an equal number of designees of the other to serve as the Board of Directors of Hondo Company. Since the management of Hondo Company is vested in its Board of Directors (which may make determinations with respect to the voting, including with respect to the election of directors of the Issuer, and disposition of the Shares which Hondo Company may have the right to vote and dispose of), the ability of the parties to the Shareholders' Agreement to elect the management of Hondo Company gives them effective control over the voting and disposition of the Shares.

     Pursuant to an Option Agreement dated July 6, 1993 (the "Option Agreement"), between Robert O. Anderson and Scottsdale, Mr. Anderson granted to Scottsdale an option to purchase at any time, or from time to time, on or before July 5, 1996 approximately 25% of the issued and outstanding shares of Common Stock of Hondo Company owned by Mr. Anderson. Mr. Anderson has advised Scottsdale of commitments and pledges to lenders made by him with respect to the shares of Hondo Company subject to the Option Agreement. Such commitments may take priority over the option granted to Scottsdale. If exercised in full, Lonrho, Inc. and Scottsdale would own directly (and Lonrho Plc would own indirectly) an aggregate of approximately 75% of the outstanding shares of Hondo Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (a) Reference is made to Item 3 above for information with respect to the Pledge Agreement relating to the Shares between Hondo Company and Union Bank which was assigned by Union Bank to Lonrho Plc.

     (b) Reference is made to Item 5 above for information with respect to the Shareholders' Agreement and the Option Agreement which, while not directly covering the Shares, may (through their affect on the governance of Hondo Company, the record owner of the Shares) indirectly affect the voting and disposition of, and division of profits and losses from, the Shares.

     (c) On November 30, 1988, Thamesedge Ltd., a wholly-owned subsidiary of Lonrho Plc purchased a $75,000,000 13.5% Senior Note, due in 1998, from the Issuer in a private placement. At September 30, 1993, the outstanding principal balance of this Note was $34,274,000.

     Lonrho Plc entered into loan agreements with the Issuer pursuant to which, as amended to date, the Issuer borrowed an aggregate of $32,000,000 from Lonrho Plc. At the time the loans were made the interest rate was similar to that in the Issuer's former working capital loan with a bank for its refining and marketing operations.

     On April 30, 1993, Lonrho Plc loaned to the Issuer an additional $3,000,000 and, as security, the Issuer granted to Lonrho Plc a mortgage on certain real property. On June 25, 1993, Lonrho Plc agreed to loan the Issuer an additional $4,000,000 (all of which has been advanced) and, as security, the Issuer granted to Lonrho Plc a mortgage on certain other real property.

     On December 18, 1992, Thamesedge Ltd. and Lonrho Plc agreed to defer interest and certain principal payments. On December 18, 1993, Thamesedge Ltd. and Lonrho Plc agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the foregoing loans to 6% per annum effective September 30, 1993 and defer principal payments on the loans described above. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Opon Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half.

     Lonrho Plc and the Issuer have agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due, then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon Lonrho Plc may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation.

Item 7.   Material to be filed as Exhibits.

1.   Agreement, dated October 7, 1994, between the Reporting
     Persons with respect to their joint filing of this statement.

2.   Power of Attorney dated October 6, 1994 executed by Lonrho
     Plc in favor of John F. Price and Rudolph H. Funke with respect to the execution of this statement.

3.   Assignment Agreement dated as of October 3, 1994 between
     Union Bank and Lonrho Plc.

4. Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge

     Agreement and the Guarantees of Lonrho Plc and Robert O.
     Anderson.

5.   Shareholders' Agreement dated October 17, 1986 by and among
     Robert O. Anderson, Robert B. Anderson, W. Phelps Anderson,
     Lonrho, Inc. and The Hondo Company (then known as The
     Diamond A Cattle Company).

6.   Option Agreement dated as of July 6, 1993 between Robert O.
     Anderson and Scottsdale Princess, Inc.

7. Net Profits Share Agreement dated December 18, 1992, among the Company, Lonrho Plc and Thamesedge, Ltd.

8.   Letter Agreement dated December 17, 1993, by and among the
     Company, Via Verde Development Company, Newhall Refining
     Co., Inc., Lonrho Plc and Thamesedge, Ltd.

                           Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:    October 7, 1994
                                   Lonrho Plc



                                   By: /s/ John F. Price________
                                        John F. Price
                                        Under Power of Attorney
                                        dated October 6, 1994

                                   Lonrho, Inc.



                                   By: /s/ John F. Price________
                                        John F. Price, President


                                   Scottsdale Princess Inc.



                                   By: /s/ John F. Price________
                                        John F. Price, President

                           APPENDIX A

I.  Lonrho Plc.

     Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho Plc.

   Name and            Principal
Position held         Occupation
with Lonrho Plc.     or Employment     Business Address      Citizenship

M.J.J.R. Leclezio*   Chairman             Cheapside House     Mauritius
Chairman             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

R.W. Rowland         Joint Managing       Cheapside House     United Kingdom
Joint Managing        Director and Joint  138 Cheapside
Director and Joint    Chief Executive     London, England
Chief Executive      Lonrho Plc             EC2V 6BL

D. Bock              Joint Managing       Cheapside House     Germany
Joint Managing        Director and Joint  138 Cheapside
Director and Joint    Chief Executive     London, England
Chief Executive      Lonrho Plc             EC2V 6BL

J.A. Hewlett         Director             Cheapside House     United Kingdom
Director             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

S.E. Jonah           Director             Cheapside House     Ghana
Director             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

N.J. Morrell         Director             Cheapside House     United Kingdom
Director             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

J.L. Platts-Mills    Director             Cheapside House     United Kingdom
Director             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

P.M. Tarsh           Director             Cheapside House     United Kingdom
Director             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

 Name and         Principal
Position held     Occupation
with Lonrho Plc.or Employment  Business Address   Citizenship

R.E. Whitten         Director             Cheapside House     United Kingdom
Director             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

Terence Wilkinson    Director             Cheapside House     South Africa
Director             Lonrho Plc           138 Cheapside
                                          London, England
                                            EC2V 6BL

M.J. Pearce          Company Secretary    Cheapside House     United Kingdom
Company Secretary    Lonrho Plc           138 Cheapside
                                          London,England
                                            EC2V 6BL

Peter Harper         Director-            Cheapside House     United Kingdom
Non-Executive        Parliamentary        138 Cheapside
Independent Director   Affairs            London,England
                     Hanson Plc             EC2V 6BL

Sir John Leahy,*     Retired Member       Cheapside House     United Kingdom
  K.C.M.G.           Diplomatic           138 Cheapside
Non-Executive        Services             London, England
Vice Chairman                               EC2V 6BL
Independent Director

Stephen Walls        Chairman             Cheapside House     United Kingdom
Non-Executive        Albert Fisher        138 Cheapside
Independent Director   Group Plc.         London, England
                                            EC2V 6BL

*    On October 31, 1994, Sir John Leahy, K.C.M.G., will replace
     M.J.J.R. Leclezio (who is retiring) as Chairman of Lonrho
     Plc.

II.  Lonrho Inc.

     Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho, Inc.

   Name and            Principal
Position held         Occupation
with Lonrho Inc.     or Employment     Business Address      Citizenship

John F. Price        President           805 Third Avenue     United Kingdom
President and        Princess Hotels     New York, New York
  Director           International, Inc.   10022

James Evans          Vice President-     805 Third Avenue     United States
Controller            Finance            New York, New York
                     Princess Hotels       10022
                     International, Inc.

Rudolph H. Funke     General Counsel     805 Third Avenue     United States
Secretary            Princess Hotels     New York, New York
                     International, Inc.   10022

R.W. Rowland         Joint Managing      Cheapside House      United Kingdom
Director              Director and       138 Cheapside
                      Chief Executive    London, England
                     Lonrho Plc.           EC2V 6BL

R.E. Whitten         Director            Cheapside House      United Kingdom
Director             Lonrho Plc          138 Cheapside
                                         London, England
                                           EC2V 6BL

III. Scottsdale.

     Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Scottsdale.

   Name and            Principal
Position held         Occupation
with Scottsdale      or Employment     Business Address      Citizenship

John F. Price        President           805 Third Avenue     United Kingdom
President and        Princess Hotels     New York, New York
  Director                                 10022

James Evans          Vice President-     805 Third Avenue     United States
Controller           Finance             New York, New York
                     Princess Hotels       10022

Rudolph H. Funke     General Counsel     805 Third Avenue     United States
Secretary            Princess Hotels     New York, New York
                                           10022

R.W. Rowland         Joint Managing      Cheapside House      United Kingdom
Director              Director and       138 Cheapside
                      Chief Executive    London, England
                     Lonrho Plc.           EC2V 6BL

R.E. Whitten         Director            Cheapside House      United Kingdom
Director             Lonrho Plc          138 Cheapside
                                         London, England
                                           EC2V 6BL

P.M. Tarsh           Director            Cheapside House      United Kingdom
Director             Lonrho Plc          138 Cheapside
                                         London, England
                                           EC2V 6BL

IV.  Hondo Company

     Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.

   Name and             Principal
Position held          Occupation
with Hondo Company    or Employment    Business Address      Citizenship


Robert O. Anderson      Chairman         410 East College Blvd. United States
Co-Chairman, Director   Issuer           Roswell, New Mexico
President

Robert B. Anderson      Consultant       410 East College Blvd. United States
Director, Vice                           Roswell, New Mexico
President

W. Phelps Anderson      Vice President   410 East College Blvd. United States
Director, Vice          Hondo Company    Roswell, New Mexico
President

R.W. Rowland            Joint Managing   Cheapside House      United Kingdom
Co-Chairman, Director    Director and    138 Cheapside
                         Joint Chief     London, England
                         Executive         EC2V 6BL
                        Lonrho Plc

John F. Price           President        805 Third Avenue     United Kingdom
Director                Princess Hotels  New York, New York
                                           10022
                                           EC2V 6BL

R.E. Whitten            Director         Cheapside House      United Kingdom
Director                Lonrho Plc       138 Cheapside
                                         London, England
                                           EC2V 6BL

Richard W. Reese        Vice President   410 East College Blvd. United States
Vice President          Hondo Company    Roswell, New Mexico

Ian Brownlow            Vice President   410 East College Blvd. United States
Vice President and       and Treasurer   Roswell, New Mexico
Treasurer               Hondo Company

S.H. Cavin              Counsel          410 East College Blvd. United States
Secretary               Hondo Company    Roswell, New Mexico


V.   The Anderson Family

     Reference is made to the foregoing information regarding
Hondo Company for information regarding the Anderson Family.